FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release entitled “Telecom Argentina S.A. Announces Consolidated First Quarter Results for Fiscal Year 2006 (“1Q06”)

Item 1
FOR IMMEDIATE RELEASE

Market Cap: P$7,767 billion

(May 10, 2006)

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3743/3602

TELECOM ARGENTINA S.A. ANNOUNCES

CONSOLIDATED FIRST QUARTER RESULTS

FOR FISCAL YEAR 2006 (“1Q06”)*

SUMMARY OF MAJOR EVENTS AND DEVELOPMENTS

•	Net Revenues reached P$1,612 MM (+30% vs. 1Q05) fueled by the expansion of the cellular business, which registered an increase of 48% in its customer base, and by the 79% growth in broadband clients.

•	Operating Profit before Depreciation and Amortization (OPBDA) reached P$543 MM (+7% vs. 1Q05). In the context of a strong expansion of the cellular business, higher commercial costs were registered, which were associated to the acquisition of new customers. In addition, the general cost structure of the Company was affected by inflation.

•	Net Income reached P$3 MM (-P$276 vs. 1Q05), that was affected by foreign exchange fluctuations.

•	Shareholders’ Equity as of March 31, 2006, amounted to P$1,871 MM. Retained Earnings continued to be negative by P$2.466 million, prior to the partial absorption approved by the Shareholders’ Meeting.

•	Mainly as a consequence of the financial restructuring and a strong cash flow generation, the nominal value of Net Financial Debt as of March 31, 2006 dropped to P$4,224 MM (-P$2,176 MM vs. 1Q05 or -P$235 MM vs. 4Q05). The Ratio of Net Financial Debt to OPBDA for the last 12 months decreased from 3.1 as of March 31, 2005, to 2.1.

	As of March 31
	2006	2005	Δ	Δ %
Consolidated Net Revenues (in MM P$)	1,612	1,237	375	30%
Fixed Telephony (includes Data and Internet)	732	687	45	7%
Cellular	879	550	329	60%
Operating Profit before D&A (in MM P$)	543	508	35	7%
Operating Profit (in MM P$)	194	142	52	37%
Net Income (in MM P$)	3	279	(276)	-99%
Shareholder’s equity (in MM P$)	1,871	804	1,067	133%
Net Financial Debt - Nominal value (in MM P$)	4,224	6,400	(2,176)	-34%
CAPEX (in MM P$)	138	62	76	123%
Lines in service (Fixed lines -in thousands)	3,966	3,818	148	4%
Cellular customers (in thousands)	7,041	4,758	2,283	48%
Telecom Personal	6,351	4,223	2,128	50%
Núcleo (Paraguay)	690	535	155	29%
ADSL Total lines (in thousands)	244	136	108	79%
ISP subscribers (in thousands)	297	239	58	24%
Fixed line traffic (in MM minutes, Internet Traffic not included)	3,947	3,898	49	1%
Incoming/Outgoing cellular traffic in Argentina (in MM minutes)	1,641	1,178	463	39%
Average Revenue per user (ARPU) Fixed Telephony/voice (in P$)	38	38	(0)	-1%
Average Revenue per user (ARPU) Cellular Telephony Arg. (in P$)	37	35	3	7%

*	Non-financial data unaudited.

1	www.telecom.com.ar

Buenos Aires, May 10, 2006 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications groups, announced today Consolidated Net Income of P$3 million for the first quarter of fiscal year 2006 (“1Q06”).

	1Q 06	1Q 05	Δ	Δ %
Net Revenues (MMP$)	1,612	1,237	375	30%
Net Income/Loss (MMP$)	3	279	-276	-99%
Earnings/Loss per Share ($)	0.003	0.28	-0.28	-99%
Earnings/Loss per ADR ($)	0.02	1.42	-1.40	-99%

OPBDA *	34%	41%
Operating Profit/Loss *	12%	11%
Net Income/Loss *	0%	23%

*	As a percentage of Net Revenues

During 1Q06, Consolidated Net Revenues increased by 30% (P$375 million) when compared to the first quarter of fiscal year 2005 (“1Q05”), fueled by the expansion of the cellular and broadband businesses. OPBDA increased by 7% or P$35 million, although decreasing as a percentage of Net Revenues from 41% to 34%. In the context of the important expansion of cellular business, higher subscriber acquisition costs were registered. This effect, together with an inflationary macroeconomic scenario, negatively affected consolidated margins.

Net Income (P$3 million) was affected by a loss in Financial Results of P$182 million (as compared to earnings of P$175 million in 1Q05). The reversion of financial results is mainly due to Foreign Exchange fluctuations, partially offset by lower financial expenses.

Company Activities

Consolidated Net Revenues

The evolution of Consolidated Net Revenues (+30% vs. 1Q05) was as follows:

Fixed Telephony

Monthly Charges increased by P$11 million or 7%, as compared to 1Q05, reaching P$176 million, mainly due to the increase in lines in service of 4%, which reached approximately 3,966,000. This was reached without registering any increase in regulated tariffs.

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Local Measured Service revenues totaled P$124 million (+1%), meanwhile Domestic Long Distance (DLD) revenues decreased to P$107 million (-2%), despite overall traffic volume in minutes increased by approximately 1% since 1Q05.

Revenues generated by International Telephony reached P$60 million (+P$5 million or +9% higher than 1Q05) due to an increase in outgoing traffic and sales of other services, partially offset by lower prices.

Interconnection revenues increased by P$13 million, or 23%, to P$69 million. The most dynamic item was the mobile traffic transported and/or terminated in Telecom’s fixed line network.

Internet and Data Transmission

Revenues generated by Data transmission and Internet amounted to P$130 million, increasing by P$21 million, or 19%, as a consequence of more ADSL access connections. This was driven by active commercial policies and larger service coverage.

As of March 31, 2006, total lines with ADSL connection amounted to 244,000 (+108,000 or +79% vs. 1Q05), 6.2% of lines in service. Broadband ISP subscribers totaled approximately 186,000 (+107% vs. 1Q05), where most of them are connected to Telecom Argentina fixed lines. Dial-up customers decreased to 111,000 (-26% vs. 1Q05) as a consequence of migrations toward broadband services.

Cellular Telephony

The cellular market in Argentina maintained its expansion during 1Q06, where an increase in penetration was achieved and the offer of value-added services and handsets was improved.

3	www.telecom.com.ar

In this context, the subscriber base of Telecom Personal in Argentina reached approximately 6,351,000 as of March 31, 2006, 2,128,000 customers more than those registered as of March 31, 2005 (+50%). This increase was fueled by a significant growth of subscribers operating with GSM technology, which at the end of 1Q06 represented 73% of the customer base.

As of March 31, 2006, approximately 64% of the overall subscriber base were prepaid and 36% were postpaid customers (including clients of “Cuentas Claras,” a hybrid prepaid/postpaid product). As of March 31, 2005, these percentages were 72% and 28%, respectively. This change in the subscriber mix was a result of the commercial strategy of Telecom Personal to focus on high-value customers following current market conditions.

Total traffic measured in minutes increased 39% vs. 1Q05. SMS traffic (outgoing messages) increased from an average of 135 million per month during 1Q05 to an average of 440 million per month during 1Q06 (+225%).

In this context, Telecom Personal’s revenues in Argentina reached P$815 million, increasing P$306 million (+60%) as compared to the same period last year. This variation is mainly due to an increase in the subscriber base, and higher traffic and handset sales.

In spite of the prevailing strong competition, the average monthly revenue per customer in Argentina (“ARPU”) increased to P$37, or 7% vs. 1Q05, driven by consumption and higher use of value-added services, specially SMS.

Núcleo, Telecom Personal’s subsidiary, leader in cellular business in Paraguay, generated revenues of P$68 million during 1Q06. This represents an increase of 55% when compared to 1Q05. As of March 31, 2006, Núcleo had approximately 690,000 customers, which represents an increase of 6% from December 31, 2005 or of 29% from 1Q05.

Prepaid and Postpaid customers (including mixed products) represented 82% and 18%, respectively. Fifty percent of those subscribers were already GSM (vs. 43% at the end of fiscal year 2005).

4	www.telecom.com.ar

Directories

Publicom sales reached P$1 million in 1Q06, evidencing the seasonality of the business. Nonwithstanding, advertising contracts as of March 31, 2006 were 3% higher than those of the same period of fiscal year 2005.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$1,418 million in 1Q06, an increase of P$323 million or 29%. The main driver for this increase is the expansion of the mobile business (handset costs, commissions and interconnection charges).

Salaries and Social Security Contributions increased by P$32 million, or 20%, to P$191 million, reflecting wage increases that were agreed on with unions at the end of 2005 and those granted to non-unionized employees in March 2006. Employee headcount totaled 14,666 employees as of March 31, 2006, up from 14,267 at the end of 1Q05. This increase in headcount is mainly related to the expansion of the cellular businesses in Argentina and Paraguay.

Taxes reached P$115 million, with an increase of P$30 million when compared to 1Q05. The most significant increase was that registered in direct taxes on revenues, mainly in the cellular business.

Sales Commissions increased by P$61 million, or 111%, to P$116 million. This evolution is mainly explained by increased customer acquisition costs and higher sales of prepaid cards (mobile business). Advertising costs increased by P$15 million, or 68%, to P$37 million in 1Q06, mainly in the mobile business and Internet.

The cost of cellular handsets increased by P$98 million to P$179 million mainly due to the increase in handset sales related to market growth.

TLRD (termination charges in third party cellular networks) and Roaming costs increased by P$43 million, reaching P$129 million due to the increase in traffic delivered among cellular operators.

Allowance for Doubtful Accounts was P$18 million (+$9 million or 100%), equivalent to 1% of net revenues.

Depreciation of Fixed and Intangible Assets decreased by P$17 million to P$349 million as a consequence of the applicable amortization schedule (+$15 million in Telecom Personal and -$32 million in Telecom Argentina).

5	www.telecom.com.ar

Consolidated Financial and Holding Results

The Financial and Holding Results resulted in a loss of P$182 million, compared with earnings of P$175 million in 1Q05. This variation is mainly a consequence of foreign exchange fluctuation, partially offset by lower net financial expenses. 1Q05 and 1Q06 showed a different evolution in the exchange rate of domestic to foreign currencies.

Consolidated Other Expenses (net)

Other expenses (net) increased by P$5 million, (+14% vs. 1Q05) to P$42 million compared to 1Q05 mainly due to higher reserves for obsolescence of materials.

Net Financial Debt (Nominal Value)

As of March 31, 2006, the nominal value of Net Debt (Loans minus Cash and Banks plus Current Investments) amounted to P$4,224 million, a reduction of P$235 million as compared to December 31, 2005. In April 2006, Telecom Argentina prepaid an amount equivalent to approximately US$215 million of its financial debt.

Consolidated Capital Expenditures

The total amount of P$138 million invested in fixed assets during 1Q06 was evenly shared among the fixed line business (including data and internet) and the cellular business.

Note: Materials and supplies not included

General Ordinary and Extraordinary Shareholders Meeting

At the Shareholders’ Meeting held on April 27, 2006, shareholders approved the allocation to the absorption of losses accumulated as of December 31, 2005, the aggregate Legal Reserve (in an amount of P$277 million) and the amount of P$356 million from the Adjustment of Common Stock Account, thus transferring the negative balance of P$1,836 million to fiscal year 2006.

In addition, shareholders at this Meeting granted to the Board of Directors the power to convert up to 41,339,464 ordinary Class “C” Shares into the same amount of Class “B” Shares. This conversion can be made in one or more times following the procedure defined at the Meeting.

General Extraordinary Noteholders Meeting

Telecom Argentina implemented certain modifications to the Indenture governing Series A and B Notes after obtaining the approval of Noteholders at the Extraordinary Meeting held on March 27, 2006. Modifications referred to the elimination of restrictions on Capital Expenditures for Telecom Personal as well as the elimination

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of Telecom Argentina’s obligation to reinvest in Telecom Personal any dividend or distribution payment received from that subsidiary.

***********

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A.. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of March 31, 2006, Telecom had 984,380,978 shares outstanding.

(*)	Employee Stock Ownership Program

For more information, please contact the Financial Planning & Investor Relations Department:

Pedro Insussarry

54-11-4968-3743

pinsussa@ta.telecom.com.ar

Mariano Martire

54-11-4968-3718

mmartire@ta.telecom.com.ar

Gastón Urbina

54-11-4968-6236

gurbina@ta.telecom.com.ar

Astrid Burger

54-11-4968-4448

aburger@ta.telecom.com.ar

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

For information about Telecom Group services visit:

www.telecom.com.ar

www.personal.com.ar

www.arnet.com.ar

www.highway.arnet.com.ar

www.paginasamarillas.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to the

7	www.telecom.com.ar

impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

*******

(Financial tables follow)

*******

Amadeo R. Vázquez

President

*******

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TELECOM ARGENTINA S.A.

Consolidated information

FIRST QUARTER-FISCAL YEAR 2006.

(In millions of Argentine pesos, except statistical data)

1-	Consolidated Balance Sheet

	Mar-31 2006	Dec-05 2005	Δ $	Δ %
Cash, equivalents and investments	1,075	642	433	67%
Trade receivables	691	705	(14)	-2%
Other current assets	266	195	71	36%

TOTAL CURRENT ASSETS	2,032	1,542	490	32%

Fixed & Intangible assets	6,573	6,723	(150)	-2%
Other non-current assets	311	292	19	7%

TOTAL NON-CURRENT ASSETS	6,884	7,015	(131)	-2%

TOTAL ASSETS	8,916	8,557	359	4%

Accounts payable	1,017	834	183	22%
Loans	1,205	905	300	33%
Reserves	117	110	7	6%
Other current liabilities	331	357	(26)	-7%

TOTAL CURRENT LIABILITIES	2,670	2,206	464	21%

Loans	3,896	3,996	(100)	-3%
Reserves	265	247	18	7%
Other non-current liabilities	168	200	(32)	-16%

TOTAL NON-CURRENT LIABILITIES	4,329	4,443	(114)	-3%

TOTAL LIABILITIES	6,999	6,649	350	5%

Minority Interest	46	41	5	12%
Shareholders’ equity	1,871	1,867	4	0%

TOTAL LIABILITIES AND EQUITY	8,916	8,557	359	4%

2-	Consolidated Loans

	Mar-31 2006	Dec-05 2005	Δ $	Δ %
Corporate Bonds	976	761	215	28%
Banks	40	39	1	3%
On purchase of fixed assets and inventories	—	—	—	—
Accrued interest	145	59	86	146%
Derivaties	44	46	(2)	-4%

TOTAL CURRENT LOANS	1,205	905	300	33%

Corporate Bonds	3,757	3,856	(99)	-3%
Banks	381	386	(5)	-1%
On purchase of fixed assets and inventories	—	—	—	—
Net Present Value	(248)	(277)	29	-10%
Derivaties valuation effect	6	31	(25)	-81%

TOTAL NON-CURRENT LOANS	3,896	3,996	(100)	-3%

TOTAL LOANS	5,101	4,901	200	4%

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3-	Consolidated Income Statement
Three-Month Comparison

	Mar-31
	2006	2005	Δ $	Δ %
Net revenues	1,612	1,237	375	30%
Cost of services provided	(987)	(800)	(187)	23%

GROSS PROFIT	625	437	188	43%

Administrative expenses	(64)	(52)	(12)	23%
Selling expenses	(367)	(243)	(124)	51%

OPERATING (LOSS)/PROFIT	194	142	52	37%

Equity income from related companies	6	7	(1)	-14%
Amortization of goodwill	—	—	—	—
Financial and holding results	(182)	175	(357)	-204%
Debt Restructuring Results	—	(8)	8	-100%
Other incomes & expenses	(42)	(37)	(5)	14%

RESULTS FROM ORDINARY OPERATIONS	(24)	279	(303)

Taxes on income	32	1	31	3100%
Minority interest	(5)	(1)	(4)	400%

NET (LOSS)/INCOME	3	279	(276)	-99%

Operating (Loss)/Profit before D&A	543	508	35	7%

As a % of Net Revenues	34%	41%

4-	Consolidated Revenues Breakdown
Three-Month Comparison

	Mar-31
	2006	2005	Δ $	Δ %
Fixed Telephony	542	523	19	4%

Measured service
Local	124	123	1	1%
DLD	107	109	(2)	-2%
Monthly charges	176	165	11	7%
Public telephones	36	42	(6)	-14%
Interconnection	69	56	13	23%
Others	30	28	2	7%

International Telephony	60	55	5	9%

Data transmission & Internet	130	109	21	19%

Cellular Telephony	879	550	329	60%

Telecom Personal	811	506	305	60%

Monthly fee and measured service	193	119	74	62%
Pre-paid card	230	112	118	105%
Calling Party Pays	114	88	26	30%
TLRD *	90	50	40	80%
Handset sales and accesories	99	47	52	111%
Others	85	90	(5)	-6%

Núcleo	68	44	24	55%

Monthly fee and measured service	13	10	3	30%
Pre-paid card	32	16	16	100%
Calling Party Pays	10	7	3	43%
TLRD *	7	5	2	40%
Handset sales and accesories	1	3	(2)	-67%
Others	5	3	2	67%

Telephone Directories (Publicom)	1	—	1	—

TOTAL NET REVENUES	1,612	1,237	375	30%

*	Charges for the termination of calls of the cellular operators.

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5-	Consolidated Income Statement by Activities
Three-month period - FY 2006 (01/01/06 - 03/31/06)
(In million of Argentine pesos)

	Activities				Variation vs 3M 05
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	732	879	1	1,612	375	30%

Salaries and social security contributions	(156)	(33)	(2)	(191)	(32)	20%
Taxes	(42)	(73)	—	(115)	(30)	35%
Materials and supplies	(55)	(15)	—	(70)	(8)	13%
Allowance for doubtful accounts	(5)	(13)	—	(18)	(9)	100%
Settlement charges	(27)	—	—	(27)	(2)	8%
Interconnection cost	(37)	—	—	(37)	(3)	9%
Lease of lines and circuits	(8)	(6)	—	(14)	(6)	75%
Service fees	(20)	(28)	—	(48)	(19)	66%
Advertising	(8)	(28)	(1)	(37)	(15)	68%
Agent commissions	(4)	(112)	—	(116)	(61)	111%
Cost of cellular handsets	—	(179)	—	(179)	(98)	121%
Roaming and TLRD	—	(129)	—	(129)	(43)	50%
Others	(43)	(44)	(1)	(88)	(14)	19%

Operating (Loss)/Profit before D&A	327	219	(3)	543	35	7%
Operating (Loss)/Profit before D&A Margin	45%	25%	-300%	34%
Depreciation of fixed assets	(240)	(98)	—	(338)	15	-4%
Amortization of intangible assets	(2)	(9)	—	(11)	2	-15%

OPERATING RESULTS	85	112	(3)	194	52	37%

EQUITY INCOME FROM RELATED COMPANIES	—	6	—	6	(1)	-14%

FINANCIAL AND HOLDING INCOME	(141)	(42)	1	(182)	(357)	-204%

DEBT RESTRUCTURING INCOME	—	—	—	—	8	-100%

OTHER INCOMES AND EXPENSES	(25)	(17)	—	(42)	(5)	14%

INCOME FROM ORDINARY OPERATIONS	(81)	59	(2)	(24)	(303)	-109%

Taxes on income	20	11	1	32	31	3100%
Minority interest	—	(5)	—	(5)	(4)	400%

NET (LOSS)/INCOME	(61)	65	(1)	3	(276)	-99%

Consolidated Income Statement by Activities
Three-month period - FY 2005 (01/01/05 - 03/31/05)
(In million of Argentine pesos)

	Activities
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	687	550	—	1,237

Salaries and social security contributions	(130)	(26)	(3)	(159)
Taxes	(40)	(45)	—	(85)
Materials and supplies	(48)	(14)	—	(62)
Allowance for doubtful accounts	(4)	(5)	—	(9)
Settlement charges	(25)	—	—	(25)
Interconnection cost	(34)	—	—	(34)
Lease of lines and circuits	(7)	(1)	—	(8)
Service fees	(15)	(14)	—	(29)
Advertising	(7)	(15)	—	(22)
Sales commissions	(5)	(50)	—	(55)
Cost of cellular handsets	—	(81)	—	(81)
Roaming and TLRD	—	(86)	—	(86)
Others	(39)	(34)	(1)	(74)

Operating (Loss)/Profit before D&A	333	179	(4)	508
Operating (Loss)/Profit before D&A Margin	48%	33%	0%	41%
Depreciation of fixed assets	(272)	(81)	—	(353)
Amortization of intangible assets	(2)	(11)	—	(13)

OPERATING RESULTS	59	87	(4)	142

EQUITY INCOME FROM RELATED COMPANIES	7	—	—	7

FINANCIAL AND HOLDING INCOME	191	(16)	—	175

DEBT RESTRUCTURING INCOME	(8)	—	—	(8)

OTHER INCOMES AND EXPENSES	(23)	(14)	—	(37)

INCOME FROM ORDINARY OPERATIONS	226	57	(4)	279

Taxes on income	—	—	1	1
Minority interest	—	(1)	—	(1)

NET (LOSS)/INCOME	226	56	(3)	279

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TELECOM ARGENTINA S.A.

Unconsolidated Information

FIRST QUARTER-FISCAL YEAR 2006.

(In millions of Argentine pesos)

6-	Balance Sheet

	Mar-31 2006	Dec-05 2005	Δ $	Δ %
Cash, equivalents and investments	885	558	327	59%
Trade receivables	349	349	—	0%
Other current assets	55	36	19	53%

TOTAL CURRENT ASSETS	1,289	943	346	37%

Other Trade receivables	182	169	13	8%
Fixed & Intangible assets	4,454	4,510	(56)	-1%
Investments	814	829	(15)	-2%
Other non-current assets	21	112	(91)	-81%

TOTAL NON-CURRENT ASSETS	5,471	5,620	(149)	-3%

TOTAL ASSETS	6,760	6,563	197	3%

Accounts payable	433	399	34	9%
Loans	1,099	819	280	34%
Reserves	62	54	8	15%
Other current liabilities	184	193	(9)	-5%

TOTAL CURRENT LIABILITIES	1,778	1,465	313	21%

Loans	2,695	2,802	(107)
Compensation and social benefits payable	30	30	—	0%
Others liabilities	239	258	(19)	-7%
Reserves	147	141	6	4%

TOTAL NON-CURRENT LIABILITIES	3,111	3,231	(120)	-4%

TOTAL LIABILITIES	4,889	4,696	193	4%

Shareholders’ equity	1,871	1,867	4	0%

TOTAL LIABILITIES AND EQUITY	6,760	6,563	197	3%

7-	Income Statement
Three-Month Comparison

	Mar-31
	2006	2005	Δ $	Δ %
Net revenues	808	742	66	9%
Cost of services provided	(467)	(468)	1	0%

GROSS PROFIT	341	274	67	24%

Administrative expenses	(40)	(33)	(7)	-21%
Selling expenses	(140)	(127)	(13)	-10%

OPERATING (LOSS)/PROFIT	161	114	47	41%

Equity income from related companies	(16)	2	(18)	-900%
Financial & holding results	(141)	193	(334)	-173%
Debt Restructuring Results	—	(8)	8
Other incomes & expenses	(21)	(22)	1	5%

RESULTS FROM ORDINARY OPERATIONS	(17)	279	(296)	-106%

Taxes on income	20	—	20	—

NET (LOSS)/INCOME	3	279	(276)	0%

Operating (Loss)/Profit before D&A	403	388	15	4%

As a % of Net Revenues	50%	52%

12	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 12, 2006	By:	/s/ Gerardo Werthein
		Name:	Gerardo Werthein
		Title:	Vice-President